UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)



                                 CD RADIO, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    125127100
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                                 (CUSIP Number)


                           APOLLO MANAGEMENT IV, L.P.
                            1999 AVENUE OF THE STARS
                                   SUITE 1900
                              LOS ANGELES, CA 90067
                                 (310) 201-4100
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                OCTOBER 13, 1999
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                           -----------------
 CUSIP No. 125127100                                           Page 2 of 7 Pages
--------------------                                           -----------------

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   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              APOLLO INVESTMENT FUND IV, L.P.
              13-3985622
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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
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   3          SEC USE ONLY
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   4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
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   6          CITIZENSHIP OR PLACE ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
  NUMBER OF        6,323,283
              ------------------------------------------------------------------
   SHARES      8   SHARED VOTING POWER
                   0
BENEFICIALLY
              ------------------------------------------------------------------
  OWNED BY     9   SOLE DISPOSITIVE POWER
                   6,323,283
    EACH
              ------------------------------------------------------------------
  REPORTING    10  SHARED DISPOSITIVE POWER
                   0
 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,323,283
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              21.3%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                           -----------------
 CUSIP No. 125127100                                           Page 3 of 7 Pages
--------------------                                           -----------------

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   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              APOLLO OVERSEAS PARTNERS IV, L.P.
              98-0191324
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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3          SEC USE ONLY
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
              CAYMAN ISLANDS
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               7   SOLE VOTING POWER
  NUMBER OF        343,383
              ------------------------------------------------------------------
   SHARES      8   SHARED VOTING POWER
                   0
BENEFICIALLY
              ------------------------------------------------------------------
  OWNED BY     9   SOLE DISPOSITIVE POWER
                   343,383
    EACH
              ------------------------------------------------------------------
  REPORTING    10  SHARED DISPOSITIVE POWER
                   0
 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              343,383
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.4%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                           SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 125127100                                            Page 4 of 7 Pages
-------------------                                            -----------------

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   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              APOLLO ADVISORS IV, L.P.
              13-3983717
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3          SEC USE ONLY
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
  NUMBER OF        6,666,666
              ------------------------------------------------------------------
   SHARES      8   SHARED VOTING POWER
                   0
BENEFICIALLY
              ------------------------------------------------------------------
  OWNED BY     9   SOLE DISPOSITIVE POWER
                   6,666,666
    EACH
              ------------------------------------------------------------------
  REPORTING    10  SHARED DISPOSITIVE POWER
                   0
 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,666,666
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              22.2%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        This Amendment No. 2 amends the Schedule 13D originally filed on November 24, 1998, as amended by Amendment No. 1 filed on January 4, 1999 (the "Schedule 13D"), by Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIFIV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), and Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV"), and relates to the common stock, par value $.001 per share (the "Common Stock") of CD Radio Inc., a Delaware corporation (the "Company") or securities convertible thereto. Capitalized terms used without definition in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

        On September 14, 1999, the Company exercised the option referred to in the previous paragraph (the "Option") and, as a result of such exercise, on October 13, 1999, the parties to the Stock Purchase Agreement closed the Second Purchase contemplated thereby. At such closing, AIFIV and Overseas IV purchased from the Company 615,716 shares of Series B Preferred Stock and 34,284 shares of Series B Preferred Stock, respectively, for an aggregate purchase price of $65,000,000.00. The purchase was financed with cash on hand.

ITEM 4. PURPOSE OF THE TRANSACTION.

        Item 4 of the Schedule 13D is hereby amended by adding immediately after the first paragraph thereof the following:

        On December 23, 1998, the parties to the Stock Purchase Agreement closed the First Purchase contemplated thereby. At such closing, AIFIV and Overseas IV purchased from the Company 1,281,269 shares of Series A Preferred Stock and 68,731 shares of Series A Preferred Stock, respectively, for an aggregate purchase price of $135,000,000.00. On September 14, 1999, the Company exercised the Option and, as a result of such exercise, on October 13, 1999, the parties to the Stock Purchase Agreement closed the Second Purchase contemplated thereby. At such closing, AIFIV and Overseas IV purchased from the Company 615,716 shares of Series B Preferred Stock and 34,284 shares of Series B Preferred Stock, respectively, for an aggregate purchase price of $65,000,000.00.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 of the Schedule 13D is hereby amended and replaced in its entirety as follows:

        (a) The Reporting Persons collectively have purchased 1,350,000 shares of Series A Preferred Stock having an aggregate liquidation preference of $135,000,000, for an aggregate purchase price of $135,000,000 and 65,000 shares of Series B Preferred Stock having an aggregate liquidation preference of $65,000,000, for an aggregate purchase price of $65,000,000. Assuming the conversion of all of the Series A Preferred Stock and Series B Preferred Stock as of the date hereof, the Reporting Persons collectively would own in the aggregate 6,666,666 shares of Common Stock of the Company, representing approximately 22.2% of the outstanding Common Stock of the Company, based upon the number of shares of Common Stock of the Company indicated as being outstanding in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999. The number of shares of Common Stock into which shares of Series A Preferred Stock and Series B Preferred Stock are convertible may be increased upon the occurrence of certain events as described in Item 4. See also the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference.

        The securities of the Company held by the Reporting Persons may be subject from time to time to various collateral and other similar security arrangements made with third party financial institutions in the ordinary course of business.

        (b) See the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference.

        For purposes of Section 13 of the Act, Advisors IV may be deemed to control AIFIV and Overseas IV, respectively. Advisors IV may thus be considered to beneficially own and to have sole voting and dispositive power with respect to all of the Common Stock of the Issuer to be held of record by AIFIV and Overseas IV.

        (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting persons.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of the Schedule 13D is hereby amended by adding the following:

        On September 14, 1999, the Company exercised the Option and, as a result of such exercise, on October 13, 1999, the parties to the Stock Purchase Agreement closed the Second Purchase contemplated thereby. At such closing, AIFIV and Overseas IV purchased from the Company 615,716 shares of Series B Preferred Stock and 34,284 shares of Series B Preferred Stock, respectively, for an aggregate purchase price of $65,000,000.00.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 28, 1999



                            APOLLO INVESTMENT FUND IV, L.P.

                              By:  Apollo Advisors IV, L.P., its General Partner

                                   By:  Apollo Capital Management IV, Inc., its
                                        General Partner

                                        By:  /s/ MICHAEL D. WEINER
                                             ---------------------
                                        Name:   Michael D. Weiner
                                        Title:  Vice President, Apollo Capital
                                                Management IV, Inc.

                            APOLLO OVERSEAS PARTNERS IV, L.P.

                              By:  Apollo Advisors IV, L.P., its Managing
                                   General Partner

                                   By:  Apollo Capital Management IV, Inc., its
                                        General Partner

                                        By:  /s/ MICHAEL D. WEINER
                                             ---------------------
                                        Name:   Michael D. Weiner
                                        Title:  Vice President, Apollo Capital
                                                Management IV, Inc.

                            APOLLO ADVISORS IV, L.P.

                              By:  Apollo Capital Management IV, Inc., its
                                   General Partner

                                   By:  /s/ MICHAEL D. WEINER
                                        ---------------------
                                   Name:   Michael D. Weiner
                                   Title:  Vice President, Apollo Capital
                                           Management IV, Inc.